Exhibit 99.2

POLY-PACIFIC INTERNATIONAL INC.

FOR IMMEDIATE RELEASE – Calgary, Alberta

TSX Venture Trading Symbol: PMB-V
OTCBB Trading Symbol: PLYPF
BERLIN Trading Symbol: A0LGDN
FRANKFURT Trading Symbol: POZ

POLY-PACIFIC INTERNATIONAL INC.  ANNOUNCES A

NON-BROKERED PRIVATE PLACEMENT

March 10, 2008 – Poly-Pacific International Inc. (“Poly-Pacific” or the “Company”) announced today  that  the  Company  closed  a  non-brokered  private  placement  (“Private  Placement”)  of  units  (“Units”),  subject to regulatory approval, which raised $149,000.  The Company will issue 1,862,500 Units at $0.08  per Unit.  Each Unit consists of one common share and one common share purchase warrant (“Warrant”).  Each Warrant will entitle the holder thereof to purchase one additional common share for a price of $0.15  per share until 5:00 p.m. on that date that is twenty-four (24) months from the closing date.

The  Company  will  pay,  in  accordance  with  all  regulatory  requirements,  finder’s  fees  to  agents  for  obtaining subscriptions for Units pursuant to TSX Venture Exchange Policy, and the Units are subject to  a four month hold period.

The proceeds of the Private Placement will be used for general working capital purposes.

The Company also announced today that, subject to regulatory approval, the Company intends to grant  200,000 stock options to a director and officer of the Company.  The options will have an exercise price  of $0.10, with a two year term to expiry.

Poly-Pacific  is  an  innovator  in  eco-friendly  solutions  to  Industrial  waste  by-products.  The  company  is  actively pursuing the reclamation of industrial polymer fibre throughout North American landfill sites.

This release may contain forward looking statements within the meaning of the "safe harbor" provisions  of  US  laws.  These  statements  are  based  on  management’s  current  expectations  and  beliefs  and  are  subject  to  a  number  of  risks  and  uncertainties  that  could  cause  actual  results  to  differ  materially  from  those described in the forward looking statements. Poly-Pacific does not assume any obligation to update  any forward looking information contained in this news release.

For further information please contact Randy Hayward, President of Poly-Pacific by telephone at (778)  786-1230, or at   info@polypacific.ca  or by visiting our website at   www.poly-pacific.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.